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                    ADDITIONAL INSURED TERM INSURANCE RIDER
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This Rider is made a part of the Policy to which it is attached. This benefit is subject to all the provisions of this Rider and the Policy. The effective date of this Rider is the Policy Date of the Policy, unless otherwise shown in the Policy Data.

BENEFIT - The amount of insurance provided by this Rider for each Additional Insured is shown in the Policy Data. We will pay the insurance provided by this Rider upon receipt of due proof that the death of an Additional Insured occurred while this Rider was in force.

ATTAINED AGE - Attained Age means the age of an Additional Insured on his or her last birthday at the beginning of the Policy Year.

ERRORS IN AGE AND SEX - If an Additional Insured's age or sex is misstated, the benefits under this Rider for that Additional Insured will be the amount which would have been provided by last month's Cost of Insurance charge at the correct age and sex.

COST OF INSURANCE - While this Rider is in force, the Monthly Deduction described in Section 8 of the Policy will include the Cost of Insurance for the benefits provided by this Rider. The Monthly Cost of Insurance for this Rider will be calculated as (a) multiplied by (b) where:

a. is the Cost of Insurance Rate for each Additional Insured divided by 1,000;
   and

b. is the amount of insurance shown for each Additional Insured in the Policy Data.

COST OF INSURANCE RATE - The Cost of Insurance Rate for each Additional Insured is based on the Attained Age, sex, and Risk Class of that Additional Insured. The Risk Class for each Additional Insured on the effective date of this Rider will apply for the amount of the Additional Insured's insurance provided by this Rider at issue. For any subsequent increase in an Additional Insured's amount of insurance, the Cost of Insurance Rate will be based on the Risk Class applicable to that increase.

Our current scale of Cost of Insurance Rates is subject to change based on our expectations as to future mortality, expenses, lapses, and taxes. Any change will be on a uniform basis for insureds of the same age, sex, and Risk Class. No change will occur as a result of change in the health, occupation, or avocations of the Insured. The rates will not exceed the Maximum Cost of Insurance Rates shown in the Policy Data for each Additional Insured which are the 1980 Commissioners Standard Ordinary Mortality Table, Male or Female, Smoker or Non-Smoker, Age Last Birthday, or a multiple thereof for substandard Risk Class.

DECREASE IN AMOUNT OF INSURANCE - You may decrease an Additional Insured's amount of insurance by written request. The amount of insurance may not be decreased to less than $50,000. The decrease will take effect on the Monthly Anniversary on or following our receipt of your written request.

INCREASE IN AMOUNT OF INSURANCE - You may increase an Additional Insured's amount of insurance. The amount of insurance on each Additional Insured cannot be increased after that Additional Insured reaches age 75. Each increase must be at least $25,000.

To increase the amount of insurance you must:

1. submit an application for the increase; and

2. submit proof satisfactory to us that the Additional Insured is an insurable risk.

The increase will take effect on the Monthly Anniversary on or following the day we approve your application for the increase. The Risk Class that applies for any increase may be different than the Risk Class that applies for the initial amount of insurance. We will furnish a supplement to the Policy Data that shows the Risk Class and the amount of the increase.

BENEFICIARY - The Beneficiary for insurance under this Rider is as stated in the application for this Rider, unless changed later by the Owner.

SUICIDE EXCLUSION - If an Additional Insured commits suicide, while sane or insane, within two years from the effective date of this Rider, our liability will be limited to the total Cost of Insurance charges deducted for that Additional Insured. If an Additional Insured dies by suicide, while sane or insane, within two years from the effective date of any increase in that Additional Insured's amount of insurance, our liability with respect to that increase will be limited to the total Cost of Insurance charges deducted for that increase.

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INCONTESTABILITY - An Additional Insured's coverage provided under this Rider will be incontestable after it has been in force during the lifetime of such Additional Insured for two years from its effective date. Any increase in the amount of insurance for an Additional Insured will be incontestable after the increase has been in force during the lifetime of such Additional Insured for two years from the effective date of the increase.

CONVERSION - You may convert the term insurance provided by this Rider on each Additional Insured to a new policy without evidence of insurability, provided that:

1. this Rider is in force;

2. the Policy Anniversary nearest the Additional Insured's 75th birthday has not passed; and

3. we receive a written application for the conversion.

The new policy will be issued:

1. on a level premium whole life plan;

2. for an amount of insurance equal to or less than the amount of insurance on the Additional Insured provided by this Rider on the date of conversion;

3. at a premium according to our rates then in use at the Attained Age of the Additional Insured; and

4. in the same Risk Class as the coverage on the Additional Insured, or if there has been an increase in coverage, in the same Risk Class as the most recent increase.

Riders may be included in the new policy only with our consent.

TERMINATION - This Rider will terminate on the earliest of:

1. the Monthly Anniversary on which there is no longer any Additional Insured covered under this Rider;

2. the date that the Policy is surrendered, terminated, exchanged, or matures;

3. 31 days after the death of the person Insured under the Policy; or

4. the Monthly Anniversary coinciding with or next following the date we receive your written request to terminate this Rider.

TERMINATION OF AN ADDITIONAL INSURED'S COVERAGE - The term insurance provided by this Rider on each Additional Insured will terminate on the earliest of:

1. the Policy Anniversary coinciding with or next following the Additional Insured's 99th birthday;

2. the date that the Additional Insured's coverage is converted; or

3. the Monthly Anniversary coinciding with or next following the date we receive your written request to terminate the Additional Insured's coverage.


                    UNITED INVESTORS LIFE INSURANCE COMPANY

         [SIGNATURE APPEARS HERE]            [SIGNATURE APPEARS HERE]
              Secretary                            President